Exhibit 99.1

Confidential

Tuniu Announces Unaudited Second Quarter 2016 Financial Results

Net Revenues in Q2 2016 Increased by 55.6% Year-Over-Year

Total Travel GMV in Q2 2016 Increased by 94.3% Year-Over-Year

NANJING, China, August 23, 2016 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Highlights for the Second Quarter of 2016

•	Total travel gross merchandise value (“GMV”)[1], which includes gross booking from packaged tour products and the GMV of travel-related products, increased by 94.3% to RMB 4.5 billion (US$675.3 million2) year-over-year in the second quarter of 2016.
•	Packaged tour gross bookings[3], which include organized tours and self-guided tours, increased by 54.8% to RMB 3.3 billion (US$490.2 million) year-over-year in the second quarter of 2016.
•	Net revenues in the second quarter of 2016 increased by 55.6% year-over-year to RMB2.4 billion (US$355.5 million).
•	Total number of trips from organized tours (excluding local tours) increased by 98.1% year-over-year and the total number of trips from self-guided tours increased by 85.8% year-over-year in the second quarter of 2016.
•	Mobile orders contributed to over 80% of total online orders in the second quarter of 2016.

Mr. Donald Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “We had a solid second quarter with total travel GMV and net revenue growing 94.3% and 55.6% year-over-year, respectively. During the second quarter, total travel GMV contributed by our repeat customers reached 45.3%, driven by our product category expansion and customer loyalty program. By leveraging our established brand and commitment to providing high quality products, we will continue to strengthen our leading position in China’s online leisure travel market.”

Mr. Alex Yan, Tuniu’s co-founder, President and Chief Operating Officer, said, “Our transportation ticketing and accommodation reservation products continue to post impressive results. During the quarter, GMV of transportation ticketing and accommodation reservation increased to approximately 11 times and 8 times their amounts during the same period last year, respectively. Given the current industry dynamic, we believe it is a unique opportunity for Tuniu to leverage its developed brand and customer base to fully expand to standardized travel products such as transportation ticketing and accommodation reservation. With this expansion, Tuniu expects to further monetize our existing customer base and unlock new growth catalysts for our business.”

1 Total travel GMV consists of the gross booking from organized tour and self-guided tour products, and GMV of travel-related products such as air tickets, hotels and attraction tickets.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.6459 on June 30, 2016 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

3 Packaged tour gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.

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Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “As the scale of our business continues to expand, we expect our margin to benefit from the operating leverage achieved in our packaged tour business and the increasing margin contribution from our travel-related products. Starting from the second half of this year, we will implement cost control measures in order to unlock our profitability potential and Tuniu’s brand value.”

Second Quarter 2016 Results

Net revenues were RMB2.4 billion (US$355.5 million) in the second quarter of 2016, representing a year-over-year increase of 55.6% from the corresponding period in 2015. The number of trips sold increased by 64.8% to 1,666,455 in the second quarter of 2016 from 1,011,267 in the second quarter of 2015.

•	Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB2,213.3 million (US$333.0 million) in the second quarter of 2016, representing a year-over-year increase of 50.9% from the corresponding period in 2015. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Middle East, Africa, Southeast Asia, Australia, New Zealand, and North America. In the second quarter of 2016, the number of trips of organized tours (excluding local tours) increased by 98.1% to 610,958 from 308,417 in the same period last year, and the number of trips of local tours increased by 33.3% to 634,799 from 476,375 in the second quarter of 2015.

•	Revenues from self-guided tours, which are recognized on a net basis, were RMB67.1 million (US$10.1 million) in the second quarter of 2016, representing a year-over-year increase of 93.9% from the corresponding period in 2015. The increase in revenues was primarily due to the growth in travel to domestic destinations, Southeast Asia, North America, Middle East and Africa. The number of trips of self-guided tours increased by 85.8% year-over-year to 420,698 in the second quarter of 2016 from 226,475 in the second quarter of 2015.

•	Other revenues, were RMB85.7 million (US$12.9 million) in the second quarter of 2016, representing a year-over-year increase of 247.3% from the corresponding period in 2015. The increase was primarily due to a rise in service fees received from insurance companies, revenue generated from financial services and commission fees received from other travel-related products.

Cost of revenues was RMB2,241.6 million (US$337.3 million) in the second quarter of 2016, representing a year-over-year increase of 55.0% from the corresponding period in 2015. As a percentage of net revenues, cost of revenues was 94.9% in the second quarter of 2016 compared to 95.3% in the corresponding period in 2015.

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Gross margin was 5.1% in the second quarter of 2016 compared to 4.7% in the second quarter of 2015. The increase in gross margin was primarily due to the increased contribution from other revenue as a result of category expansion and the optimization of our supply chain management.

Operating expenses were RMB900.6 million (US$135.5 million) in the second quarter of 2016, representing a year-over-year increase of 147.5% from the corresponding period in 2015. Share-based compensation expenses, which were allocated to operating expenses, were RMB23.1 million (US$3.5 million) in the second quarter of 2016. Amortization of acquired intangible assets, which was allocated to operating expenses, was RMB35.1 million (US$5.3 million) in the second quarter of 2016. Non-GAAP4 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB842.3 million (US$126.7 million) in the second quarter of 2016, representing a year-over-year increase of 139.6%.

•	Research and product development expenses were RMB141.3 million (US$21.3 million) in the second quarter of 2016, representing a year-over-year increase of 129.6%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB1.3 million (US$0.2 million) and amortization of acquired intangible assets of RMB0.4 million (US$60.0 thousand), were RMB139.6 million (US$21.0 million) in the second quarter of 2016, representing an increase of 130.1% from the corresponding period in 2015. The increase was primarily due to investments for the implementation of additional product categories such as transportation ticketing, hotel booking and financial services, increase in direct procurement related personnel, improvement of online technology, and the rise in technology and product development personnel related expenses.

•	Sales and marketing expenses were RMB623.3 million (US$93.8 million) in the second quarter of 2016, representing a year-over-year increase of 169.0%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB0.3 million (US$49.4 thousand) and amortization of acquired intangible assets of RMB34.1 million (US$5.1 million), were RMB588.9 million (US$88.6 million) in the second quarter of 2016, representing a year-over-year increase of 155.3% from the corresponding period in 2015. The increase was primarily due to branding campaigns such as the advertisement on certain television programs during the quarter that were signed last year, offline advertisement campaigns, expansion of our VIP customer service team, and amortization of acquired intangible assets from the previously announced transaction with JD.com.

•	General and administrative expenses were RMB141.5 million (US$21.3 million) in the second quarter of 2016, representing a year-over-year increase of 93.9%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB21.5 million (US$3.2 million) and amortization of acquired intangible assets of RMB0.6 million (US$0.1 million), were RMB119.3 million (US$18.0 million) for the second quarter of 2016, representing a year-over-year increase of 90.9% from the corresponding period in 2015. The increase was primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion, such as regional service center expansion and product category expansion.

4 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and non-GAAP Results" at the end of this press release reconciles non-GAAP financial information with the Company's financial results under GAAP.

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Loss from operations was RMB779.9 million (US$117.4 million) in the second quarter of 2016, compared to a loss from operations of RMB292.1 million in the corresponding period in 2015. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB721.5 million (US$108.6 million) in the second quarter of 2016.

Net loss was RMB766.9 million (US$115.4 million) in the second quarter of 2016, compared to a net loss of RMB246.2 million in the second quarter of 2015. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB708.5 million (US$106.6 million) in the second quarter of 2016.

Net loss attributable to ordinary shareholders was RMB764.8 million (US$115.1 million) in the second quarter of 2016, compared to a net loss attributable to ordinary shareholders of RMB246.1 million in the corresponding period in 2015. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB706.3 million (US$106.3 million) in the second quarter of 2016.

As of June 30, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB5.9 billion (US$893.5 million).

Business Outlook

For the third quarter of 2016, Tuniu expects to generate RMB3,878.7 million to RMB4,027.9 million of net revenues, which represents 30% to 35% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 23, 2016, (8:00 pm, Beijing/Hong Kong Time, on August 23, 2016) to discuss the second quarter 2016 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

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Conference ID: Tuniu Corporation 2Q 2016 Earnings Call

A telephone replay will be available one hour after the end of the conference through August 31, 2016. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code:	10091563

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,700,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a 24/7 call center, 180 regional service centers and 11 international centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

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About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations and Strategic Investment General Manager

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

(Financial Tables Follow)

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Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	2,101,217	1,237,738	186,241
Restricted cash	338,997	137,200	20,644
Short-term investments	1,226,415	4,563,080	686,601
Accounts receivable, net	113,252	231,893	34,893
Amounts due from related parties	60,004	421,506	63,423
Prepayments and other current assets	1,285,607	1,444,274	217,318
Yield enhancement products and accrued interest	413,861	515,689	77,595
Total current assets	5,539,353	8,551,380	1,286,715

Non-current assets
Property and equipment, net	145,190	168,341	25,330
Intangible assets	715,548	647,072	97,364
Goodwill	136,569	136,240	20,500
Yield enhancement products over one year and accrued interest	300,267	725,838	109,216
Other non-current assets	349,214	38,648	5,815
Long-term amounts due from related parties	-	256,441	38,586
Total non-current assets	1,646,788	1,972,580	296,811
Total assets	7,186,141	10,523,960	1,583,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	767,307	1,209,670	182,017
Amounts due to related parties	28,762	46,730	7,031
Salary and welfare payable	147,389	162,300	24,421
Taxes payable	8,429	7,931	1,193
Advances from customers	1,223,313	1,859,941	279,863
Accrued expenses and other current liabilities	1,026,282	611,722	92,045
Amounts due to the individual investors of yield enhancement products	589,151	1,155,416	173,856
Total current liabilities	3,790,633	5,053,710	760,426

Non-current liabilities	57,785	57,069	8,587
Total liabilities	3,848,418	5,110,779	769,013

Shareholders’ equity
Ordinary shares	181	241	36
Additional paid-in capital	5,482,637	8,804,438	1,324,792
Accumulated other comprehensive income	167,025	229,902	34,593
Accumulated deficit	(2,328,423)	(3,632,747)	(546,615)
Total Tuniu's shareholders’ equity	3,321,420	5,401,834	812,806
Noncontrolling interests	16,303	11,347	1,707
Total Shareholders’ equity	3,337,723	5,413,181	814,513
Total liabilities and shareholders’ equity	7,186,141	10,523,960	1,583,526

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Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2015	March 31,2016	June 30,2016	June 30,2016
	RMB	RMB	RMB	US$

Revenues
Organized tours	1,466,467	1,914,956	2,213,324	333,036
Self-guided tours	34,583	62,303	67,063	10,091
Others	24,661	67,949	85,657	12,889
Total revenues	1,525,711	2,045,208	2,366,044	356,016
Less: Business and related taxes	(7,479)	(13,552)	(3,755)	(565)
Net revenues	1,518,232	2,031,656	2,362,289	355,451
Cost of revenues	(1,446,475)	(1,944,787)	(2,241,641)	(337,297)
Gross profit	71,757	86,869	120,648	18,154

Operating expenses
Research and product development	(61,531)	(121,987)	(141,259)	(21,255)
Sales and marketing	(231,690)	(384,419)	(623,296)	(93,787)
General and administrative	(72,938)	(143,830)	(141,463)	(21,286)
Other operating income	2,319	2,184	5,451	820
Total operating expenses	(363,840)	(648,052)	(900,567)	(135,508)
Loss from operations	(292,083)	(561,183)	(779,919)	(117,354)
Other income/(expenses)
Interest income	16,505	17,984	20,942	3,151
Foreign exchange related gains/(losses), net	29,722	(161)	(8,285)	(1,247)
Other (loss)/ income, net	(487)	(6)	193	29
Loss before income tax expense	(246,343)	(543,366)	(767,069)	(115,421)
Income taxes benefit	190	568	145	22
Net loss	(246,153)	(542,798)	(766,924)	(115,399)
Less:Net loss attributable to noncontrolling interests	(90)	(3,282)	(2,116)	(318)
Net loss attributable to ordinary shareholders	(246,063)	(539,516)	(764,808)	(115,081)

Net loss	(246,153)	(542,798)	(766,924)	(115,399)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(5,600)	(57,051)	119,928	18,045
Comprehensive loss	(251,753)	(599,849)	(646,996)	(97,354)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.07)	(1.51)	(2.02)	(0.30)
Net loss per ADS - basic and diluted*	(3.20)	(4.52)	(6.06)	(0.90)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	230,689,758	357,957,594	378,120,850	378,120,850

Share-based compensation expenses included are as follows:
Cost of revenues	196	238	182	27
Research and product development	866	1,317	1,289	194
Sales and marketing	298	323	328	49
General and administrative	10,441	19,640	21,532	3,240
Total	11,801	21,518	23,331	3,511

*Each ADS represents three of the Company's ordinary shares.

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Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended June 30, 2016
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
	RMB	RMB	RMB	RMB
Cost of revenues	(2,241,641)	182	-	(2,241,459)

Research and product development	(141,259)	1,289	399	(139,571)
Sales and marketing	(623,296)	328	34,110	(588,858)
General and administrative	(141,463)	21,532	621	(119,310)
Other operating income	5,451	-	-	5,451
Total operating expenses	(900,567)	23,149	35,130	(842,288)

Loss from operations	(779,919)	23,331	35,130	(721,458)

Net loss	(766,924)	23,331	35,130	(708,463)

Net loss attributable to Tuniu’s shareholders	(764,808)	23,331	35,130	(706,347)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.02)			(1.87)
Net loss per ADS - basic and diluted	(6.06)			(5.61)

	Quarter Ended March 31,2016
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
	RMB	RMB	RMB	RMB
Cost of revenues	(1,944,787)	238	(292)	(1,944,841)

Research and product development	(121,987)	1,317	550	(120,120)
Sales and marketing	(384,419)	323	33,848	(350,248)
General and administrative	(143,830)	19,640	1,480	(122,710)
Other operating income	2,184	-	-	2,184
Total operating expenses	(648,052)	21,280	35,878	(590,894)

Loss from operations	(561,183)	21,518	35,585	(504,080)

Net loss	(542,798)	21,518	35,585	(485,695)

Net loss attributable to Tuniu’s shareholders	(539,516)	21,518	35,585	(482,413)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.51)			(1.35)
Net loss per ADS - basic and diluted	(4.52)			(4.04)

	Quarter Ended June 30, 2015
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result
	RMB	RMB	RMB	RMB
Cost of revenues	(1,446,475)	196	-	(1,446,279)

Research and product development	(61,531)	866	-	(60,665)
Sales and marketing	(231,690)	298	758	(230,634)
General and administrative	(72,938)	10,441	-	(62,497)
Other operating income	2,319	-	-	2,319
Total operating expenses	(363,840)	11,605	758	(351,477)

Loss from operations	(292,083)	11,801	758	(279,524)

Net loss	(246,153)	11,801	758	(233,594)

Net loss attributable to ordinary shareholders	(246,063)	11,801	758	(233,504)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.07)			(1.01)
Net loss per ADS - basic and diluted	(3.20)			(3.04)